SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 8, 2015

Press Release

Eltek Announces Relocation of its US Subsidiary

PETACH-TIKVA, Israel, June 8, 2015 (NASDAQ: ELTK) - Eltek Ltd (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build-ups of rigid and flex-rigid printed circuit boards, announced that is has completed the relocation of its US – based subsidiary, Eltek USA, into a new facility.

Located in downtown Manchester, New Hampshire, within one of the largest re-purposed historic mill buildings (Waumbec Mill) in Manchester, the Company's US facility is now located closer to the Manchester Airport and to major hotels and restaurants.

Mr. Jim Barry, President of Eltek USA, stated: "The new location offers a number of benefits, including a major facility for functions. It is also within walking distance to three college campuses. We plan to start hosting technical conferences and meetings at this location, bringing together existing and potential new customers with our technical experts.”

"As a corporate member of the Surface Mount Technology Association (SMTA) and IPC, and as an innovator in the rigid-flex market, we are well positioned to support our local customers from this location. The new location will also give us the capability to have onsite source inspection in the US. In addition, steps taken by our parent company at its manufacturing plant in Petach-Tikva to enhance our service to our US customers are already yielding a positive market response,” Mr. Barry concluded.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com